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                        SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                    FORM 11-K
                                  ANNUAL REPORT


     [X] Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (Fee required)

     For the fiscal year ended      December 31, 1995
                               ------------------------------------------------

                                       Or

     [ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

          For the transition period from ------------------ to ----------------

          Commission file number 0-22008

     A.  Full title of the Plan:

                   The Southwest Bank 401 (k) Retirement Savings Plan

     B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

                   Mississippi Valley Bancshares, Inc.
                   700 Corporate Park Drive
                   St. Louis, MO 63105




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                                   REQUIRED INFORMATION

     Attached hereto and incorporated herein by reference are the following financial statements and exhibits:

     (a)  Financial Statements
          --------------------

          (i)    Report of Independent Auditors

          (ii)   Statements of Net Assets Available for Plan Benefits

          (iii)  Statements of Changes in Net Assets Available for Plan
                 Benefits

          (iv)   Notes to Financial Statements

          (v)    Schedules

                 A.  Assets Held for Investment
                 B.  Reportable Transactions

     (b)  Exhibits
          --------

          (23)   Consent of Ernst & Young LLP


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       The Southwest Bank 401 (k)
                                       Retirement Savings Plan



                                       By: /s/ Mary P. Sherrill
                                          -------------------------------------
                                          Mary P. Sherrill
                                          Trustee


Date:  June 21, 1996



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                                       Financial Statements and Schedules

                                                 Southwest Bank
                                        401(k) Retirement Savings Plan

                                       Years ended December 31, 1995 and 1994
                                         with Report of Independent Auditors

                                   Southwest Bank
                          401(k) Retirement Savings Plan

                               Financial Statements
                                   and Schedules


                   Years ended December 31, 1995 and 1994



                                   CONTENTS


Report of Independent Auditors.......................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.................  2
Statements of Changes in Net Assets Available for Plan Benefits......  3
Notes to Financial Statements........................................  4


Schedules

Assets Held for Investment...........................................  8
Reportable Transactions..............................................  9



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ERNST & YOUNG LLP          / / Gateway One              / / Phone: 314 259 1000
                               Suite 1400
                               701 Market Street
                               St. Louis, Missouri 63101


                           Report of Independent Auditors


The Trustees
Southwest Bank
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


April 26, 1996                         /s/ Ernst & Young LLP


      Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                                                                              1


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
                                                           Southwest Bank
                                                   401(k) Retirement Savings Plan


                                        Statements of Net Assets Available for Plan Benefits


                                                                                DECEMBER 31
                                               ----------------------------------------------------------------------------------
                                                    1995           1994         1995        1994         1995           1994
                                               ----------------------------------------------------------------------------------
                                                        STOCK FUND              GUARANTEED FUND                 TOTAL
                                               ----------------------------------------------------------------------------------
ASSETS
Investments, at fair value                       $2,701,452     $1,638,880    $669,065    $572,396    $3,370,517    $2,211,276
Dividends receivable                                     80          6,440           -           -            80         6,440
                                               ----------------------------------------------------------------------------------
Total assets                                      2,701,532      1,645,320     669,065     572,396     3,370,597     2,217,716

LIABILITIES
Accounts payable                                        190         35,255         477           -           667        35,255
                                               ----------------------------------------------------------------------------------
Total liabilities                                       190         35,255         477           -           667        35,255
                                               ----------------------------------------------------------------------------------

Net assets available for plan benefits           $2,701,342     $1,610,065    $668,588    $572,396    $3,369,930    $2,182,461
                                               ==================================================================================

See accompanying notes.

                                                           Southwest Bank
                                                   401(k) Retirement Savings Plan


                                        Statements of Net Assets Available for Plan Benefits


                                                                             YEAR ENDED DECEMBER 31
                                               ----------------------------------------------------------------------------------
                                                    1995           1994         1995        1994         1995           1994
                                               ----------------------------------------------------------------------------------
                                                        STOCK FUND              GUARANTEED FUND                  TOTAL
                                               ----------------------------------------------------------------------------------
Additions to net assets attributed to:
  Interest and dividends                         $   34,823     $   23,227    $ 34,779    $ 29,710    $   69,602    $   52,937
  Contributions:
    Employer                                         74,002         64,600      22,296      22,424        96,298        87,024
    Employees                                       229,412        190,369      72,690      76,126       302,102       266,495
  Net appreciation in fair value of
    investments                                     801,110        184,887           -           -       801,110       184,887
                                               ----------------------------------------------------------------------------------
Total additions                                   1,139,347        463,083     129,765     128,260     1,269,112       591,343

Deductions from net assets attributed to:
  Distributions to participants                      53,466         45,720      28,177      11,339        81,643        57,059
                                               ----------------------------------------------------------------------------------
Total deductions                                     53,466         45,720      28,177      11,339        81,643        57,059
                                               ----------------------------------------------------------------------------------

Net increase prior to interfund transfers         1,085,881        417,363     101,588     116,921     1,187,469       534,284
Interfund transfers                                   5,396         88,393      (5,396)    (88,393)            -             -
                                               ----------------------------------------------------------------------------------
Net increase                                      1,091,277        505,756      96,192      28,528     1,187,469       534,284

Net assets available for plan benefits:
  Beginning of year                               1,610,065      1,104,309     572,396     543,868     2,182,461     1,648,177
                                               ----------------------------------------------------------------------------------
  End of year                                    $2,701,342     $1,610,065    $668,588    $572,396    $3,369,930    $2,182,461
                                               ==================================================================================

See accompanying notes.

3


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                               Southwest Bank
                      401(k) Retirement Savings Plan

                       Notes to Financial Statements


                        December 31, 1995 and 1994

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES

The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc., as of November 26, 1986, and was amended and restated as of January 1, 1987, to provide retirement benefits to eligible employees.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed one year of continuous service or were otherwise an eligible employee on or before November 26, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code (IRC).

CONTRIBUTIONS

Employees may elect to contribute up to 18 percent of their pretax compensation subject to IRC limitation. The Company matches 50 percent of employees' contributions up to a maximum of 2-1/2 percent of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 1995 or 1994.

Contributions from participants are accrued based upon authorized payroll deductions. Employer contributions are accrued in accordance with the employer matching obligation as defined in the Plan.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated semiannually to each participant by investment fund based on that participant's share of total investments.

                               Southwest Bank
                      401(k) Retirement Savings Plan

                 Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

VESTING

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account. Participants are immediately vested in their voluntary contributions and the related earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, with participants being 50 percent vested after three years of service, 75 percent after four years, and 100 percent vested after five years of service.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to IRC limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to transfer the account value to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

FORFEITURES

Forfeitures are used to reduce employer matching contributions. Forfeitures used to reduce contributions amounted to $920 for the year ended December 31, 1994. There were no forfeitures used to reduce contributions during the year ended December 31, 1995.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

                               Southwest Bank
                      401(k) Retirement Savings Plan

                 Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

INVESTMENTS

All contributions received by the Plan are invested in a guaranteed long-term account at Connecticut General Life Insurance Company (CIGNA) or in common stock of Mississippi Valley Bancshares, Inc. (Mississippi Valley). Participant contributions are used monthly to purchase shares of Mississippi Valley common stock, and dividends and interest are used semiannually to purchase shares of Mississippi Valley common stock.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INVESTMENTS

Investments representing more than 5 percent of assets held by the Plan at December 31, 1995 and 1994, are as follows:

                                                               FAIR VALUE
                                                    --------------------------------
                   DESCRIPTION                            1995            1994
- ------------------------------------------------------------------------------------
CIGNA Guaranteed Long-Term Account                     $  660,797      $  569,346
Mississippi Valley Common Stock                         2,673,572       1,583,805

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                               Southwest Bank
                      401(k) Retirement Savings Plan

                 Notes to Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

The Plan's investment in the guaranteed long-term account consists solely of a group annuity contract with CIGNA that is valued at contract value as provided by CIGNA. The contract value is increased by plan contributions and contract earnings and decreased by plan withdrawals and administrative expenses. The contract does not guarantee a specified rate of interest. This contract has no expiration date but can be terminated by the Plan's trustee at any time.

The Plan's investments in the Southwest Bank Money Market Account and the Southwest Bank Demand Deposit Account are valued at cost plus accrued interest. Shares of Mississippi Valley common stock are valued at the closing bid price on the last business day of the year.

3. INCOME TAX STATUS

The Internal Revenue Service ruled in November 1994 that the Plan qualified under Section 401(k) of the IRC and was, therefore, not subject to tax under income tax law. Subsequent to the IRS ruling, the Plan was amended.
A favorable determination of the Plan was received on the Plan's amendments.

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                               SCHEDULES

                                     Southwest Bank
                             401(k) Retirement Savings Plan

                                Assets Held for Investment

                                     December 31, 1995

                                               NUMBER OF                         FAIR
           DESCRIPTION                          SHARES           COST            VALUE
- ----------------------------------------------------------------------------------------------
CIGNA Guaranteed Long-Term Account                N/A         $  660,797      $  660,797
Mississippi Valley Common Stock                 106,943        1,353,611       2,673,572
Southwest Bank Money Market Account               N/A                 82              82
Southwest Bank Demand Deposit Account             N/A             36,066          36,066
                                                           -----------------------------------
                                                              $2,050,556      $3,370,517
                                                           ===================================


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
                                           Southwest Bank
                                   401(k) Retirement Savings Plan

                                       Reportable Transactions

                                     Year ended December 31, 1995

                                       NUMBER        NUMBER       AMOUNT      AMOUNT    NET GAIN
                                         OF            OF           OF          OF         OR
         ASSET DESCRIPTION            PURCHASES      SALES       PURCHASES    SALES      (LOSS)
- ----------------------------------------------------------------------------------------------------

Category (iii) - Series of securities transactions
- --------------------------------------------------

Southwest Bank
  Demand Deposit Account                 25            30        $299,084    $420,771     $    -

Southwest Bank
  Money Market Account                   14            14         339,127     288,658          -

Mississippi Valley
  Common Stock                           14             -         288,658           -          -


There were no category (i), (ii), or (iv) reportable transactions during 1995.




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